Contact

www.linkedin.com/in/pete-johnson-4aa117 (LinkedIn)

Top Skills

Marketing

Sales

Business Development

Pete Johnson

VP, Strategic Business & Corporate Development at zSpace 3D

Madison, Wisconsin, United States

Summary

Pete has over two decades of executive and leadership roles in product, operations, sales, marketing and business development. Pete joined zSpace over 8 years ago and has helped to grow from zero revenue to being named one of Inc 500 fastest growing companies two years in a row and Time's Most Innovative Products of 2019 by leading business development.

Pete has experience in several industries and companies ranging from early-stage through growth stages as well as global corporations, demonstrating the ability to adapt to rapidly changing environements.

Experience

zSpace 3D

VP, Strategic Business & Corporate Development

March 2012 - Present (12 years 5 months)

Madison, Silicon Valley

Manage business and corporate development by building partnerships, growing the zSpace eco-system and mergers and acquisitions.

zSpace is a leading-edge technology provider that delivers the ultimate virtual reality learning experience with its flagship product, zSpace®. Focused on STEM education, zSpace is engaging, collaborative and has been used by hundreds of thousands of students. The zSpace interface is intuitive, accessible and easy to use, unlocking the power of virtual reality through improving student outcomes. zSpace was named "Cool Vendor" by Gartner, Inc. and awarded "Best New Product" by Tech and Learning Magazine. zSpace is a privately held, venture backed company located in Sunnyvale, California, and has filed more than 30 patents for its innovative technologies. For more information, visit www.zspace.com, or follow on Twitter @zSpace.

Pivotal Healthcare

Co-Founder
October 2020 - Present (3 years 10 months)
Madison, Wisconsin, United States

Pivotal Health is a tech-enable platform delivering high quality healthcare directly to your home, work or wherever is convenient to you. We work with all major insurance companies and provide urgent, primary and mental health care with transparent pricing.

FestBuddy
Co-Founder
July 2010 - Present (14 years 1 month)
Madison, Wisconsin Area

FestBuddy is a complete solution to planning and running your festival, including attendee mobile apps.

5Elements, Inc.
Founder & President
May 2008 - Present (16 years 3 months)

Manage a consulting firm specializing in marketing, sales, operations, hardware and software development.

Sonoplot
Director / President
October 2006 - Present (17 years 10 months)

CEO from 2007 - 2009, Director on the Board and President

Perceptual Labs
Co-Founder
July 2017 - December 2021 (4 years 6 months)
Madison, Wisconsin Area

Perceptual Labs developed a real-time object detection technology using convolutional neural networks optimized for mobile and embedded applications such as security, medical, agriculture, augmented reality and industrial applications.

Exar Corporation
Head of Product Marketing
November 2009 - March 2012 (2 years 5 months)
Freement, CA; Madison, WI

Ran product (hardware and software) for new product line of programmable power PowerXR. Oversaw all aspects of product management, product marketing and marketing from development through launch and growth stages.

Atalgo
EVP Business Development & Marketing
September 2007 - May 2009 (1 year 9 months)

Oversaw product and strategy for novel video compression and delivery software for mobile applications. Found and managed the company's first customer engagements.

Xpedion Design Systems (acquired by Agilent)
Director of Worldwide Marketing
October 2003 - September 2007 (4 years)
Fremont, CA

OCA Ventures
Associate
March 2002 - June 2002 (4 months)
Chicago, IL

Selected as part of Private Equity lab program. Assisted in due diligence, screening, deal sourcing and strategy.

Sarvega (acquired by Intel)
Marketing Consultant
October 2001 - May 2002 (8 months)
Chicago, IL

Developed marketing and product marketing strategy.

TeleSoft Partners
Associate
2002 - 2002 (less than a year)
Foster City, CA

Selected as Kaufman Foundation intern. Summer Associate - internship in between 1st and 2nd year of business school.

Escalade (Purchased by Mentor Graphics)
Manager, Central United States
November 1998 - May 2000 (1 year 7 months)

Managed operations in the central US.

LSI Logic
Field Sales Engineer
January 1995 - November 1998 (3 years 11 months)

Held various engineering, marketing and sales roles.

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Education

The University of Chicago - Booth School of Business
MBA, Entrepreneurship/Entrepreneurial Studies · (2001 - 2003)

University of Wisconsin-Madison
BSECE, Electrical & Computer Engineering · (1991 - 1995)